Exhibit 2

April 13, 2004



Plains Resources Inc.
700 Milam Street, Suite 2100
Houston, TX 77002
Attn: The Special Committee of the Board of Directors


Dear Sirs:

It has been more than three weeks since we submitted our revised proposal to the company. We have not yet received a response to our proposal. We have, however, seen the presentation made by the principals of the $16.75 Transaction to the Special Committee filed as part of their Schedule 13D, which raised a number of issues we would be happy to address along with any other questions and concerns you may have.

In our revised proposal letter, we requested the opportunity to meet in person with the Special Committee and its advisors. We reiterated this request in subsequent correspondence from our counsel.

In the meantime, we have heard from a number of Plains Resources' shareholders that a representative of the $16.75 Transaction has continued to argue to shareholders that the Notes issued in the Leucadia Transaction will trade at a substantial discount to the underlying partnership units as did certain Variable Rate Exchangeable Debentures Due 2010 (the "VREDs") that were issued by SFP Pipeline Holdings, Inc. in September 1990.

We thought it important the Special Committee be aware of the material distinctions between our Notes and the VREDs.

The VREDs were issued by SFP Pipeline Holdings, Inc. ("SFPP"), a newly formed corporation to which the general partner of Santa Fe Pacific Pipeline Partners, L.P. ("SFLP") was contributed. The VREDs were obligations of SFPP and paid a quarterly interest payment equal to the quarterly distribution paid on the common units of Santa Fe. The VREDs were exchangeable for common units of Santa Fe in 20 years, and in certain other extraordinary circumstances. This is where the similarities end.

     o The VREDs were general unsecured obligations of SFPP whose only assets were the general partner ("SFGP") of SFLP and an unsecured promissory note of Santa Fe Pacific Corporation with a face amount equal to 48% of the face value of the VREDs. In light of the modest size of SFLP (its public float at the time was approximately $250 million) and the limited distributions paid to the SFGP, at issuance the VREDs were undersecured.

In the Leucadia Transaction the 9.5 million Notes are senior-secured obligations overcollateralized by 12.4 million common units of PAA.

     o The VREDs were exchangeable for common units of Santa Fe, however, at their issuance the only publicly traded interests in Santa Fe were preference units, which received a priority distribution to the common units, because Santa Fe had not achieved performance sufficient to cause the conversion of the SFLP preference units to common.

In the Leucadia Transaction the Notes are secured by PAA common units that are equivalent in all respects to the PAA common units that trade publicly.

     o The VRED quarterly interest payment was capped at an approximate 16% interest rate substantially limiting the VRED interest payments and upside to holders.

In the Leucadia Transaction there is no cap on Note interest payments. As a result, Note holders will receive a quarterly interest payment equal to the distribution (subject to a $1.00 per annum minimum) paid on a PAA Unit no matter how large it becomes.

     o While the VREDs were exchangeable in 20 years, the issuer had the right to call the VREDs at their then market price prior to their being exchanged. This redemption option obviously materially limits the value of the exchange feature of the VREDs making this exchange option illusory. The impairment in value is particularly apparent when one considers the issuer's call option in conjunction with the interest payment cap that, on its own, impairs the trading value of the VRED.

In the Leucadia Transaction, the Note holder is entitled to the Note principal amount plus the market value of PAA Units in excess of the Note principal amount when they come due. Because there is no ability to call the Notes at their market price in our Transaction, the trading price of the Notes will have no impact on the Note holders' ability to receive the market value of PAA in 20 years.

     o The VRED common units that would be received in an exchange represented 42% of the outstanding common and preference units of SFLP at the time of issuance. As a result of the large size of the VRED issue compared with the outstanding units of SFLP, the liquidity of the VRED common units was limited.

In the Leucadia Transaction the 9.5 million common units underlying the Notes represent only approximately 15% of the outstanding common units of PAA proforma for the Link Energy transaction, significantly enhancing their liquidity.

     o The VRED units were redeemable beginning in the fifteenth year of issuance at the option of the issuer.

The Leucadia Transaction Notes are not redeemable by the issuer.

Despite the VREDs' material deficiencies, the VREDs ultimately received the same transaction consideration as the other outstanding units of SFLP when it was acquired by Kinder Morgan Energy Partners, L.P. in March 1998. We have attached an exhibit that summarizes the differences between the two securities.

We reiterate our request to meet with the Special Committee and its advisors so we can address any concerns you may have and consummate this transaction in a timely fashion for the benefit of all Plains Resources shareholders.

Respectfully,



/s/ Ian M. Cumming

Ian M. Cumming





IMC:kd

Attachment

                  LEUCADIA TRANSACTION NOTES VS. SFPP VREDS
                  -----------------------------------------

----------------------- -------------------------------------------- --------------------------------------------
ISSUE                   LEUCADIA TRANSACTION NOTES                   SFPP VREDS
----------------------- -------------------------------------------- --------------------------------------------
SECURITY                o     9.543m Notes secured by 12.4m common   o     General unsecured obligations of
                              units of PAA                                 SFPP, an entity whose only assets
                                                                           were the general partner of SFLP
                                                                           and an unsecured promissory note
                                                                           with a face value equal to 48% of
                                                                           the face value of the VREDs

----------------------- -------------------------------------------- --------------------------------------------
LIQUIDITY               o     Notes Represent ~15% of PAA common     o     VREDs represented ~42% of the
                              units outstanding at the time of             outstanding common and preference
                              issuance (pro forma for LINK                 units of SFLP at the time of issuance
                              transaction)

----------------------- -------------------------------------------- --------------------------------------------
INTEREST                o     Equal to distributions on PAA.  No     o     Capped at approximately 16%
                              limit to amount.

----------------------- -------------------------------------------- --------------------------------------------
REDEMPTION              o     The Notes are not callable             o     Callable at market price prior to
                                                                           exchange, effectively obviating
                        o     Note holder receives market value of         exchange feature
                              PAA Units at maturity or face amount
                              whichever is greater                   o     Redeemable beginning in year 15 at
                                                                           the option of the Issuer
                        o     The Notes are not redeemable prior
                              to maturity

----------------------- -------------------------------------------- --------------------------------------------
